EXHIBIT 1
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                                  ANNOUNCEMENT

                               WPP ("the Company")



On 25 April 2005, WPP was notified by Barclays PLC, pursuant to Sections 198-202 of the Companies Act 1985 that it had an interest in 37,715,832 ordinary shares in WPP, representing 2.98% of the issued share capital of the Company.